(logo)TRIMONT

Global

Officer’s Certificate

For the period January 1, 2017 Through December 31, 2017

Morgan Stanley Bank of America Merrill Lynch Trust 2015-C21, Commercial Mortgage Pass-Through Certificates, Series 2015-C21

As authorized Officer of Trimont Real Estate Advisors, LLC with respect to the preceding calendar period a review of the activities of the Sub-servicer during the period and its performance under this Agreement has been made under such Officer's supervision.

To the best of such Officer's knowledge, based on such review, the Sub-servicer has fulfilled its obligations under this Agreement in all material respects throughout such period.

TRIMONT REAL ESTATE ADVISORS, LLC

By: /s/ Scott P. Monroe

Scott P. Monroe

Authorized Signatory

Date: February 27, 2018

One Alliance Center

3500 Lenox Road #G1

Atlanta. GA 30326